[COMPANY LETTERHEAD]

July 23, 2009

Unites States
Securities and Exchange Commission
Mail Stop 4720
Washington, D.C 20549
Attn: Kathryn S. McHale

Re:     Smithtown Bancorp, Inc.
        Form 10-K and Form 10-K/A for December 31, 2008
        Definitive Proxy Statement filed March 12, 2009
        Form 10-Q for March 31, 2009
        File Number 000-13314

Dear Ms. McHale:

        We are providing the following responses to the Staff's letter dated July 9, 2009 with respect to the above referenced filings. The Company's responses are keyed to the staff's comments, which are also reprinted below.

Form 10-K for the Fiscal Year Ended December 31, 2008
-----------------------------------------------------
Item 1. Description of Business, page 3

1. In future filings, please correct the address of the Securities Exchange Commission.

        Response:

        It is the Company's intent to include the requested revision in future filings as indicated in the following proposed draft of the disclosure.

        The Company is a public company, and files interim, quarterly and annual reports with the Securities and Exchange Commission ("SEC"). Through a link on the Investor Info section of the Bank's website, www.bankofsmithtown.com, copies of the Company's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, Proxy Statements on Form 14(a), and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, are made available, free of charge, as soon as reasonably practicable after electronically filing such material with, or furnishing it to, the SEC. These reports are on file and a matter of public record with the SEC and may be read and copied at the SEC's Public Reference Room at 100 F Street, Washington, D.C. 20549. The SEC maintains an Internet site that contains the reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC (http://www.sec.gov).

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 11

2. In future filings provide the approximate number of holders of each class of your common stock as of the last practicable date rather than your fiscal year end. Refer to Item 201(b)(1) of Regulation S-K.

        Response:

        It is the Company's intent to include the requested revision in future filings as indicated in the following proposed draft of the disclosure.

        The Company's stock is traded on the NASDAQ Global Select Market under the symbol "SMTB." At (latest practicable date) the Company had approximately (amount at latest practicable date) stockholders of record, not including the number of persons or entities holding stock in nominee or street name through various banks and brokers.

Item 12. Security Ownership of Certain Beneficial Owners and Management and related Stockholder Matters, page 65

3. We note that the 2007 Stock Compensation Plan authorizes your Compensation Committee to award stock options. Therefore please provide to the staff and include in a future filings the information requred by
         Item 201(d) of Regulation S-K.

         Response:

         It is the Company's intent to include the requested revision in future filings as indicated in the following proposed draft of the disclosure as of December 31, 2008.

         At the April 19, 2007 Annual Meeting the stockholders of Smithtown Bancorp approved the adoption of the 2007 Stock Compensation Plan ("Stock Compensation Plan"). This plan shall serve as the successor to the Smithtown Bancorp Restricted Stock Plan ("Predecessor Plan"). No further grants may be made under the Predecessor Plan on or after April 19, 2007. All awards previously granted under the Predecessor Plan will remain in full force and effect and shall continue to be governed by the terms of that plan. The Bank established the Stock Compensation Plan to grant awards to any employee, director or independent contractor of the Bank or any of its subsidiaries or affiliates. The purpose of the Stock Compensation Plan is to provide the Bank with the opportunity to offer incentive awards in order to attract and retain high level officers and directors and to motivate them to continue their relationship with the Bank and thereby align their interests and compensation with the long term interests of stockholders. Of the total 874,163 shares of common stock approved for issuance under the Stock Compensation Plan, 852,163 remain available for issuance as of December 31, 2008.

         The Board of Directors elected to issue 22,000 shares of non-vested restricted stock under the Stock Compensation Plan for the 2008 plan year. For the 2007 and 2006 plan years the Board of Directors issued 17,160 and 16,087 shares of non-vested restricted stock, respectively, under the Predecessor Plan.

         The following table provides certain information as of December 31, 2008, regarding the Company's Stock Compensation Plan that has been approved by stockholders.


-----------------------------------------------------------------------------------------------------
                            Number of securities to    Weighted-average       Number of securities
                            be issued upon exercise    exercise price of      remaining available for
Equity Compensation Plan    of outstanding options,    outstanding options,   future issuance under
approved by Stockholders    warrants and rights        warrants and rights    the plan
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
2007 Stock Compensation
Plan                                   -                        -               852,163
------------------------------------------------------------------------------------------------------

Signature, page 70

4. In future filings, please be sure that the Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer sign your Form 10-K on behalf of the registratnt. Please refer to General Instructions D.2(a) of Form 10-K.

         Response:

         It is the Company's intent to include the requested revision in future filings as indicated in the following proposed draft.

SIGNATURES
----------

         Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                      SMITHTOWN BANCORP, INC.
                                      ------------------------------------------
                                      Registrant

         Date:                        /s/ BRADLEY E. ROCK
                                      --------------------------
                                      Bradley E. Rock, Chairman, President
                                      and Chief Executive Officer
                                      (Principal Executive Officer)

         Date:                        /s/ ANITA M. FLOREK
                                      --------------------------
                                      Anita M. Florek, Executive Vice President
                                      and Chief Financial Officer
                                      (Principal Financial Officer and Principal
                                      Accounting Officer)


Definitive Proxy Statement on Schedule 14A
------------------------------------------
Summary Compensation Table, page 19

5. Please amend your definitive proxy statement to provide compensation of the named executive officers (NEOs) for each of your last three completed fiscal years. Refer to Item 402(c) of Regulation S-K.

         Response:

         We will amend the definitive proxy statement to provide full three year compensation information for the named executive officers, as indicated in the table below.

---------------------- --------- ---------- --------- ---------- -------- ---------------- ----------------- ------------ ----------
                                                                                                Change in
                                                                                              Pension Value
                                                                                                   and
                                                                                               Nonqualified
        Name                                                                  Non-Equity         Deferred
         and                                            Stock     Option   Incentive Plan     Compensation   All Other
      Principal                   Salary     Bonus     Awards     Awards     Compensation        Earnings    Compensation    Total
      Position           Year       ($)       ($)        ($)        ($)           ($)              ($)            ($)         ($)
---------------------- --------- ---------- --------- ---------- -------- ---------------- ----------------- ------------ ----------
---------------------- --------- ---------- --------- ---------- -------- ---------------- ----------------- ------------ ----------
Bradley E. Rock          2008     591,076      -       126,643       -          280,672          456,549        114,874    1,569,814
Chairman, President
& CEO of                 2007     511,923      -       76,510        -          350,839          367,921         92,351    1,399,544
Bancorp and Bank
                         2006     446,154      -       40,539        -          300,465          594,529         91,528    1,473,215

---------------------- --------- ---------- --------- ---------- -------- ---------------- ----------------- ------------ ----------
---------------------- --------- ---------- --------- ---------- -------- ---------------- ----------------- ------------ ----------
Anita M. Florek          2008     220,453      -       14,032        -          72,126            17,407         35,905      359,923
Executive Vice
President & CFO of       2007     203,500      -        9,850        -          80,140            15,717         33,094      342,301
Bancorp and Bank
                         2006     191,077      -        4,921        -          73,212            10,485         37,496      317,191

---------------------- --------- ---------- --------- ---------- -------- ---------------- ----------------- ------------ ----------
Robert J. Anrig          2008     220,453      -       14,032        -          126,142           18,137         36,056      414,820
Executive Vice
President of  Bank       2007     203,500      -        9,850        -          121,290           16,787         32,959      384,386

                         2006     191,077      -        4,921        -          118,439           10,859         37,438      362,734

---------------------- --------- ---------- --------- ---------- -------- ---------------- ----------------- ------------ ----------
John A. Romano           2008     220,453      -       14,032        -          100,194           15,798         34,125      384,602
Executive Vice
President of Bancorp     2007     203,500      -        9,850        -          100,194           13,188         32,475      359,207
and Bank
                         2006     189,923      -        4,921        -          81,200            8,433          34,541      319,018

---------------------- --------- ---------- --------- ---------- -------- ---------------- ----------------- ------------ ----------
Thomas J. Stevens        2008     189,576      -       14,032        -          110,575           14,793         31,076      360,052
Executive Vice
President of Bank        2007     173,730      -        9,850        -          106,322           13,110         29,144      332,156

                         2006     163,230      -        4,921        -          103,782           8,858          32,354      313,145

---------------------- --------- ---------- --------- ---------- -------- ---------------- ----------------- ------------ ----------


Form 10-Q for the period ended March 31, 2009
---------------------------------------------
Note 7 - Securities, page 12

6. We note your significant unrealized losses on "other securities" at March 31, 2009. Further, we note your disclosure stating that "other securities" with unrealized losses consist of two collateralized debt obligations in the form of pooled trust preferred securities, one single issue trust preferred security and one corporate bond. Please tell and revise future filings to clarify how much of the unrealized losses relates to your pooled trust preferred securities, one single issue trust preferred security and how much relates to the corproate bond. In addition, we have the following comments:

         o Please provide us a full detailed analysis of these securities' impairment as of March 31, 2009, that identifies all available evidence, explains the relative significance of each piece of evidence, and idenifies the primary evidence on which you rely to support a realizable value equal to or greater than the carrying value of the investment.

         o Please provide us and consider disclosing in future filings a table detailing the following information for your trust preferred securities: deal name, single-issuer or pooled, class, book value, fair value, unrealized gain/loss, credit ratings, number of banks in issuance, deferrals and defaults as a percentage of collateral, and excess subordination after taking into account your best estimates of future interest deferrals and defaults.

         Response:

         The following table presents the book value, gross unrealized loss and estimated fair value for the corporate bond held by the Company at March 31, 2009. It is the Company's intent to include the requested revision in future filings.

----------------------------------------------------------------- ------------------- ------------------ ----------------
Issuer                                                                Book Value      Gross Unrealized   Estimated Fair
                                                                                            Loss              Value
----------------------------------------------------------------- ------------------- ------------------ ----------------
Columbia Financial Capital Trust I Note (Corporate Bond)                2,094               (194)             1,900
----------------------------------------------------------------- ------------------- ------------------ ----------------

         The following table presents detailed information for each trust preferred security held by the Company at March 31, 2009. It is the Company's intent to include the requested revision in future filings.

------------------------------ --------- -------- -------- ------------- ----------- -------- ---------- ------------ --------------
Issuer                                                                                                    Deferrals       Excess
                               Single                                                          Number of  and          Subordination
                               Issuer                         Gross                            Paying     Defaults     as a Percent
                               or                  Book     Unrealized   Estimated    Credit   Banks in   as % of       of Paying
                                Pooled    Class    Value      Loss       Fair Value   Rating   Issuance   Collateral    Collateral
------------------------------ --------- -------- -------- ------------- ----------- -------- ---------- ------------ --------------
Fairfield County Bank Trust
Preferred                       Single      -       5,000          (400)     4,600     NA          1            -              -
------------------------------ --------- -------- -------- ------------- ----------- -------- ---------- ------------ --------------
Trust Preferred Funding III
LTD Series 144A                 Pooled     B-2      1,995        (1,217)       778    Ca/CC        30         8.00%          -3.5%
------------------------------ --------- -------- -------- ------------- ----------- -------- ---------- ------------ --------------
Trust Preferred Funding I       Pooled      B         820          (289)       531   Caa3/A        18        21.66%          -4.1%
------------------------------ --------- -------- -------- ------------- ----------- -------- ---------- ------------ --------------
Total                                               7,815        (1,903)     5,912
------------------------------ --------- -------- -------- ------------- ----------- -------- ---------- ------------ --------------

         For the pooled securities the Company completes an analysis of each bank in the pool. Particular detail is paid to each banks nonperforming assets to total loans, total risk based capital ratio and Texas ratio. These three ratios are weighted to calculate a credit risk rating ("CRR") for each bank. The CRR, based on a scale of 1 being the best and 5 being the worst, is used as the basis for future default assumptions. Banks known to have defaulted since the reporting date and banks with a CRR of 4 or higher as of the reporting date are considered to default immediately in our discounted cash flow pricing model. As of March 31, 2009 other future default rates were estimated at 75% if the CRR was 3.5 or higher, 20% if the CRR was 2.5 or higher, 10% if the CRR was 1.5 or higher, 5% if the CRR was 1.01 or higher and 2.5% if the CRR was 1.0. These weightings generate an overall estimate of future defaults that are spread over the remaining maturity of the security in our discounted cash flow pricing model.

         Discount rates are estimated based on newly issued bank debt, collateral premiums, weighted average credit risk ratings, and any other relevant known information. As of March 31, 2009 the discount rates used for Trust Preferred Funding III LTD Series 144A ("TPref III") and Trust Preferred Funding I ("TPref I") were the forward 3-month LIBOR rate plus 10.1% and 10.15%, respectively. Our discounted cash flow pricing model estimated pricing for TPref III of 38.9 and for TPref I of 31.5. The estimated fair values were calculated by multiplying the estimated pricing by the par values of $2,000 for TPref III and $1,686 for TPref I. During the fourth quarter of 2008 the Company posted a pre-tax loss of $865 as the result of an other-than-temporary impairment ("OTTI") charge to TPref I accounting for the large difference between the book value reported at March 31, 2009 and the par value at the time of purchase.

         The single issuer, Fairfield County Bank Trust Preferred, was put through an analysis similar to the pooled trust preferred securities with the exception of assuming no future default based on the Company's CRR for Fairfield County Bank. The discount rate used in the discounted cash flow pricing model was 8.1% which produced an estimated fair value price of 92.0.

         The Columbia Financial Capital Trust I Note was also put through an analysis similar to the trust preferred securities with the exception of assuming no future default based on the Company's CRR for Columbia Financial. The discount rate used in the discounted cash flow pricing model was 12.5% which produced an estimated fair value of 90.7.

         The unrealized losses for all four investment securities were not recognized in earnings as OTTI for the quarter ended March 31,2009 based on the Company's credit analysis on the individual banks and discounted cash flow projections. Management concluded it was probable that full repayment of principal and interest according to original contractual terms would be received because the Company has the ability and intent to hold these securities to maturity. Therefore, the decline in fair value below cost for these securities is deemed to be temporary.

         We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                 Sincerely,

                                 /s/ Bradley E. Rock

                                 Bradley E. Rock
                                 Chairman, President and Chief Executive Officer